[AIG Letterhead]
July 28, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated July 20, 2010 with respect to American International Group, Inc.’s (AIG) Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (Form 10-K) and our prior response letter dated June 25, 2010 (Prior Letter). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the Form 10-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments below.
Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources and Liquidity, page 43
1.	Please refer to prior comment one and the revised disclosure in the second paragraph on page 4. Please quantify the cash provided by your General Insurance operations and life insurance subsidiaries and the cash used in connection with the AIGFP wind-down.
AIG Response:
AIG will provide additional disclosures in its discussion of Capital Resources and Liquidity in AIG’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (Second Quarter Form 10-Q) as follows:

Insurance companies generally receive most premiums in advance of the payment of claims or policy benefits, but the ability of general insurance operations to generate positive cash flow is affected by operating expenses, the frequency and severity of losses under its insurance policies, as well as by policy retention rates. Cash provided by General Insurance operations was $XXX million for the first six months of 2010 compared to $XXX million in the same period in 2009 [as a reduction in claims paid was offset by declines in premiums collected, arising primarily from a decrease in domestic production]. Catastrophic events and significant casualty losses, the timing and effect of which are inherently unpredictable, reduce operating cash flow for AIG’s General Insurance operations. Cash provided by AIG’s life insurance subsidiaries, including entities presented as discontinued operations, was $XXX million for the first six months of 2010 compared to $XXX million in the same period in 2009 [as growth in international markets was largely offset by a decrease in cash flows from domestic operations]. Cash flows provided from insurance operations were partially offset by cash expended by Capital Markets, net of reductions in collateral posted, of $XXX million and $XXX million for the six months ended June 30, 2010 and 2009, respectively, primarily due to the wind-down of AIGFP.
Notes to Consolidated Financial Statements
Note 11. Derivatives and Hedge Accounting, page 273
2.	We note the disclosure you propose to add in your Second Quarter 2010 Form 10-Q. As discussed during our June 15, 2010 telephone call, please expand this disclosure to also disclose:
•	that when the wind-down is substantially complete, you expect the notional value of the remaining derivative portfolio will be approximately $300-500 billion;

•	the notional amount of the $300-500 billion that you expect will relate to traditional financial risk management programs;

•	that you expect the wind-down will be substantially complete by December 31, 2010; and

•	that derivatives for traditional financial risk management programs will be managed outside of AIGFP.
AIG Response:
AIG will provide additional disclosure to its Second Quarter Form 10-Q as follows:
During the second quarter, AIG continued to make progress winding down AIGFP’s derivatives portfolio. At _________, 2010, the portfolio was $XXX billion, of which $XXX billion were [credit default swaps] [credit derivative instruments]. AIG expects to continue to reduce the size of AIGFP’s derivatives portfolio through the remainder of the year. If the wind-down continues as anticipated, AIG expects late in 2010 or early 2011 that the remaining AIGFP derivatives portfolio will consist of transactions that AIG believes will be of low complexity or of low risk or not economically feasible to unwind based on a cost versus benefit analysis. During the latter stages of the wind-down, AIG expects to assume direct management of the investments and debt obligations of AIGFP, at which time the performance of those assets and liabilities will no longer be reported as part of Capital Markets. However, AIG anticipates that the remaining derivatives business will continue to be reported as Capital Markets.
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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel